Exhibit (c)(12)
Presentation to the Board of Directors of: KENT, Regarding OBS October 23, 2006

In conducting its review and valuation analysis, KBW relied upon the accuracy and completeness of all of the financial and other information provided to it or publicly available, and KBW has not assumed any responsibility for independently verifying the accuracy or completeness of any such information. KBW relied upon the management of Kent (“Kent” or the “Company”) as to the reasonableness and achievability of the financial and operating forecasts and projections (and the assumptions and bases therefore) provided to KBW, and KBW assumed that such forecasts and projections reflect the best currently available estimates and judgments of such managements and that such forecasts and projections will be realized in the amounts and in the time periods currently estimated by such managements. KBW considered such financial and other factors as it deemed appropriate under the circumstances, including, among others, the following: (i) the historical and current financial position and results of operations of Kent’s Other Business Segments (“OBS”); (ii) the strategic position of Kent’s OBS; and (iii) the OBS’ reliance on certain key producers for revenue production. KBW also took into account its assessment of general economic, market and financial conditions and its experience in other transactions, as well as its experience in securities valuation and knowledge of the financial services industry generally. KBW’s valuation analysis is necessarily based upon conditions as they exist and can be evaluated on the date hereof and the information made available to KBW through the date hereof.

Table of Contents Tab Transaction Overview 1 Overview of Kent’s OBS 2 Valuation Methodology 3 Appendix 4 Discounted Cash Flow Analysis Comparable Company Analysis

Transaction Overview

Transaction Overview #œ On September 1, 2006, Kent received a letter of intent from Europe indicating Europe’s desire to purchase the assets of Kent’s Corporate Solutions business. Europe had previously expressed interest in acquiring Kent and the two parties nearly reached an agreement for the acquisition of Kent during the summer of 2004. The two parties re-established a dialogue in August 2006. For a variety of reasons, Europe is now solely interested in Kent’s Corporate Solutions (“CS”) business segment, and its interest is conditioned upon a simultaneous sale of its non-BOLI/COLI business (“Other Business Segments” or “OBS”) to a third party. #œ Kent’s management team has offered to purchase the assets of OBS for cash consideration of $35.3 million plus the assumption of $8.8 million of debt (the “MBO Consideration”). Immediately prior to Europe’s purchase of the Kent’s outstanding common stock, Kent management will purchase the assets of Kent’s OBS operations for additional consideration (“Consideration”) of $35.3 million. Kent management will also be responsible for any debt associated with OBS.

Valuation of OBS and KBW Assignment #œ Keefe, Bruyette & Woods, Inc. (“KBW”) has been hired as an independent valuation expert by Kent’s Board of Directors and the Special Committee of the Board of Directors to determine the value of Kent’s Other Business Segments (the “Valuation”). #œ Based on its valuation analysis, KBW has determined that the Valuation of OBS at October 23, 2006, is a range from $22.0 million to $75.0 million.

Transaction Terms #œ Purchase price $35.3 million #œ Debt assumed $8.7 million #œ Aggregate purchase price $44.1 million #œ Structure Asset purchase #œ Termination fee None. Kent and OBS transactions each subject to a non-solicitation clause, with a fiduciary out #œ Condition to close Sale of Kent is conditioned upon the close of the sale of OBS #œ Timing Anticipated closing in the fourth quarter

Overview of Kent’s OBS

Kent – Company Overview #œ Kent focuses on the design, marketing, and administration of compensation and benefit plans for companies and related key employees. Additionally, Kent provides executive compensation consulting and other consulting services to various corporations and financial institutions. The company is a leading provider of COLI and BOLI products. #œ At June 30, 2006, the Company reported $665.5 million in assets and $271.9 million in shareholders’ equity. #œ For the six months ended June 30, 2006, the Company reported $135.9 million in revenue and net income of $0.7 million. For the year ended December 31, 2005, Kent reported $273.8 million in revenue and $10.6 million in net income. #œ For the years ended December 31, 2004 and 2005, Kent reported $315.6 million and $273.8 million in revenue and $18.2 million and $10.6 million in net income, respectively.

Kent – Company Overview (continued) #œ The Company has four reportable segments: Corporate Solutions: provides strategic investment solutions, consulting and administrative services to clients Healthcare Group: provides specialized compensation and benefit services for large and medium sized not-for-profit healthcare organizations Pearl Meyer & Partners: specializes in executive compensation and retention programs Federal Policy Group: provides a variety of legislative and regulatory strategic services #œ The four reportable segments operate as independent and autonomous business units with a central corporate staff in North Barrington, Illinois responsible for finance, strategic planning, human resources and company-wide policies. #œ The financial performance of all of the four segments is heavily dependent on personnel, although the Corporate Solutions segment enjoys relatively more stable cash flows through its COLI renewal commission income stream.

Kent’s OBS Segment #œ The Other Business Services segment includes the Healthcare Group, Pearl Meyer & Partners, the Federal Policy Group and two businesses, Clark Benson and MedEx, currently reported in the Corporate segment. #œ Through the first six months of 2006, OBS, excluding Clark Benson and MedEx, produced total revenues of $42.7 million compared with $42.3 million through the first six months of 2005. #œ Pearl Meyer & Partners has experienced recent employee turnover. Pearl Meyer and Steve Hall, president of Pearl Meyer & Partners, announced their resignations in late August 2005. Effective August 30, 2005, Joe Rich replaced Steve Hall as president of Pearl Meyer & Partners. Subsequently, several client facing professionals have also resigned. As a result of the voluntary resignations, there were seven involuntary resignations of certain Pearl Meyer & Partners’ employees in October 2005. These developments are expected to reduce future revenue opportunities.

OBS – Revenue at Risk #œ As part of its due diligence, KBW interviewed members of Kent’s senior management and the top-producers at Pearl Meyer and Federal Policy. #œ A sale of OBS to a third-party potentially risks a significant amount of revenues. Pearl Meyer & Partners Pearl Meyer’s revenue stream is heavily concentrated within its top producers. For the nine months ended September 30, 2006, approximately 60% of Pearl Meyer’s revenue was produced by its top-six producers. All six of these producers’ contracts will expire on or before June 1, 2007. Joe Rich and his wife alone directly source approximately 23% of the unit’s revenues and indirectly source approximately another 20%. Many of these producers have previously started their own consulting practices. There will be little incentive for them to affiliate with another compensation consulting practice instead of simply restarting their old practices and enjoying a higher economic portion of revenues generated.

OBS – Revenue at Risk (continued) Federal Policy Group Ken Kies controls approximately 70% of the Federal Policy Group’s 2006 budgeted revenues of $11.5 million. According to Kies, there are no natural buyers for the business. Client overlap often presents conflicts in the legislative and regulatory strategic services industry and there is little advantage to building scale in this business. #œ Because of the substantial risk that revenues and EBITDA would dissipate in a sale of the business to a non-management third party, it is unlikely that a third party would be able to pay a goodwill premium to acquire the business. #œ As a result, KBW has modeled the expected OBS cash flows under two projection scenarios provided by Kent management: Management scenario Employee attrition scenario

Kent’s OBS – Historical Financials Actual Results ($ in thousands) At of for the year ended December 31, 2003 2004 2005 2006E (1) Income Statement First year revenue $77,259 $82,714 $76,345 $92,387 Renewal revenue 9,107 10,362 10,127 9,029 Total revenue 86,366 93,076 86,472 101,416 Commission and fee expense 4,318 5,003 5,719 6,567 Operating expense 78,798 71,901 66,391 75,552 Corporate expense 4,455 5,041 5,071 5,576 Total expense 87,571 81,945 77,181 87,695 Plus: depreciation 2,538 1,951 1,419 2,423 AEGON production agreement Net Alpha-BOLI expense Net Clark Benson expense - — (2,100) EBITDA $1,333 $13,082 $10,710 $14,044 EBITDA margin 1.5% 14.1% 12.4% 13.8% Notes: (1) Includes a full-year of results for Baden and Clark-Benson. (2) For actual results, allocation based on a factor equal to OBS revenues as a percent of total revenues.

Valuation Methodology

Valuation Methodology #œ KBW used the following valuation methodology in evaluating Kent’s OBS: Conducted due diligence to gain an understanding of the business model, operations, competitive position, historical financial results and projected financials. Evaluated management’s projections and completed a discounted cash flow valuation based on a range of discount rates and terminal multiples. Completed a comparable company analysis based on a number of historical and projected financial metrics and a range of implied multiples to calculate a fully-distributed equity value of the Company as though it was publicly-traded. Given that there are not a meaningful number of comparable transactions with disclosed terms, KBW did not complete a comparable transactions analysis. KBW relied on both the discounted cash flow analysis and the comparable company analysis in determining its range of values for Kent’s OBS.

Due Diligence Process #œ KBW conducted due diligence as part of its valuation process to understand Kent’s OBS business model, operations, competitive position, historical financial results and projected financials: Met with the Company’s Chief Executive Officer, Chief Financial Officer and Vice President of Corporate Finance & Investor Relations at its North Barrington, Illinois headquarters. Conducted conference calls with Joe Rich of Pearl Meyer and Ken Kies of the Federal Policy Group. Reviewed SEC-filings and projected financial results prepared by management.

Valuation Analysis Summary #œ Based on its due diligence and valuation analysis, KBW has determined that the Valuation at October 23, 2006 for Kent’s OBS is a range from $22.0 million to $75.0 million. Enterprise Value of Management Offer $44.1 million DCF — Mgmt. Scenario $40 $65 DCF — Employee Attrition $3 $9 Scenario Comparable Companies - $35 $118 Mgmt. Scenario Comparable Companies - $22 $75 Employee Attrition Scenario $0 $ 20 $40 $60 $80 $100 $120 $140 Enterprise Value ($mm)

Valuation Analysis Summary #œ Based on analysis of a selected group of comparable companies and a discounted cash flow analysis, the implied range of value for OBS is shown below: ($ in millions) Selected Companies KENT Multiples (1) Small Cap Implied Value Factor Min Max Discount Low High Comparable companies Management Scenario Pro Forma Revenue $101 0.4x 1.5x 20% $35 $118 Pro Forma EBITDA 11 6.0x 12.9x 20% 51 110 Range $35 $118 Employee Attrition Scenario Pro Forma Revenue $65 0.4x 1.5x 20% $22 $75 Pro Forma EBITDA (8) 6.0x 12.9x 20% NM NM Range $22 $75 Discounted Cash Flows Management Scenario Range $40 $65 Employee Attrition Scenario Range $3 $9 (1) Range of multiples is derived from the minimum and maximum values, excluding the highest and lowest.

Discounted Cash Flow Analysis #œ As part of its valuation, KBW performed a discounted cash flow analysis: KBW received two sets of financial projections from Kent management Management Scenario Employee Attrition Scenario The projected cash flow value represents residual cash flows after meeting all operating expenses and capital expenditure needs of OBS on a stand-alone basis. The terminal value of the Company was calculated from a range of selected terminal multiples based on the comparable company analysis. The value of OBS is obtained by discounting the projected cash flows to the firm at a range of values for the weighted average cost of capital (“WACC”). The Company’s OBS is based upon the average of the betas of the selected comparable companies, adjusted for a target debt-to-equity ratio for similar sized service and consulting companies.

Selected Comparable Companies #œ As part of its valuation process, KBW also analyzed the financial results and market statistics of selected publicly-traded comparable companies it believes are relevant: Eight comparable companies were selected based on their industry, business model and operating results including revenue growth rate and level of EBITDA margin. The companies include financial services consultants, outsourcing companies and healthcare services companies. KBW applied a range of multiples for revenue and EBITDA, adjusted for a small cap discount, to the historical and projected results of OBS to determine a range of fully distributed values of OBS.

Appendices

Discounted Cash Flow Analysis

Management Scenario Pro Forma Results ($ in thousands) Year Ended December 31, 2006PF (1) 2007E 2008E 2009E 2010E 2011E Income Statement First year revenue $92,387 $97,006 $101,857 $106,950 $112,297 $117,912 Renewal revenue 9,029 8,578 8,149 7,741 7,354 6,986 Total revenue 101,416 105,584 110,005 114,691 119,651 124,898 Commission and fee expense 6,567 6,895 7,240 7,6027,982 8,381 Operating expense75,552 79,330 83,296 87,461 91,834 96,426 Corporate expense 8,788 8,080 8,484 8,9089,354 9,821 Total expense 90,907 94,305 99,020 103,971 109,170 114,628 Plus: depreciation 2,423 2,423 2,423 2,4232,423 2,423 AEGON production agreement 1,000 1,000 1,000 1,0001,000 Net Alpha-BOLI expense (1,200) (800) (400) Net Clark Benson expense (2,100) (2,100) — - -EBITDA 10,632 11,802 14,008 14,143 13,904 12,694 EBITDA margin 10.5% 11.2% 12.7% 12.3%11.6% 10.2% Notes: (1) Includes a full-year of results for Baden and Clark-Benson.

Management Scenario – Discounted Cash Flow Analysis ($ in millions) Year Ended December 31, 2007E 2008E 2009E 2010E 2011E Projections Total revenue $105.6 $110.0 $114.7 $119.7 $124.9 EBITDA 11.814.0 14.113.9 12.7 EBITDA margin11.2% 12.7% 12.3% 11.6% 10.2% Free cash flow7.0 7.7 7.7 7.5 6.7 Terminal EBITDA Multiple $56 4.0x 4.5x 5.0x 5.5x 6.0x 14% $51.5 $54.8 $58.1 $61.4 $64.7 16% $48.2 $51.2 $54.2 $57.2 $60.3 WACC 18% $45.1 $47.9 $50.7 $53.4 $56.2 20% $42.3 $44.9 $47.4 $50.0 $52.5 22%$39.8 $42.1 $44.5 $46.8 $49.2

Employee Attrition Scenario Pro Forma Results ($ in thousands) Year Ended December 31, 2006PF (1) 2007E 2008E 2009E 2010E 2011E Income Statement Total revenue $64,599 $60,425 $51,387 $53,957 $56,655 $59,487 Commission and fee expense 6,567 6,896 7,240 7,602 7,982 8,382 Operating expense 57,744 48,007 41,267 42,127 43,489 45,664 Corporate expense 8,788 8,080 4,242 4,454 4,677 4,911 Total expense 73,099 62,983 52,749 54,183 56,148 58,957 Add: depreciation 2,423 2,423 2,423 2,423 2,423 2,423 AEGON production agreement 1,000 1,000 1,000 1,000 1,000 Net Alpha-BOLI expense (1,200) (800) (400) Net Clark Benson expense (2,100) (2,100) — - —EBITDA (8,377) (2,035) 1,661 3,197 3,930 2,953 EBITDA margin-13.0% -3.4% 3.2%5.9% 6.9%5.0% Notes: (1) Includes a full-year of results for Baden and Clark-Benson.

Employee Attrition Scenario – Discounted Cash Flow Analysis ($ in millions) Year Ended December 31, 2007E 2008E 2009E 2010E 2011E Projections Total revenue $60.4 $51.4 $54.0 $56.7 $59.5 EBITDA (2.0) 1.7 3.2 3.9 3.0 EBITDA margin -3.4% 3.2% 5.9% 6.9% 5.0% Free cash flow (3.1) (0.0) 1.1 1.5 0.9 Terminal EBITDA Multiple $7 4.0x 4.5x 5.0x 5.5x 6.0x 14%$5.5 $6.3 $7.0 $7.8 $8.6 16% $4.9 $5.6 $6.3 $7.0 $7.7 WACC 18%$4.4 $5.0 $5.7 $6.3 $6.9 20% $3.9 $4.5 $5.1 $5.7 $6.3 22% $3.4 $4.0 $4.5 $5.1 $5.6

Valuation Information

Selected Comparable Companies

Reflects market and operating statistics of selected comparable companies as of June 30, 2006.

($ in millions)			Total Return				Debt/	Enterprise Value							06E-'07E	LTM
					Market	Enterprise	Total	LTM	EBITDA			Price/Earnings			EPS	EBITDA
		Price	3 Mo.	1 Year	Value	Value	Cap.	Revenue	LTM	2006E	2007E	LTM	2006E	2007E	Growth	Margin
Company	Ticker	10/20/06	(%)	(%)	($mm)	($mm)	(%)	(x)	(x)	(x)	(x)	(x)	(x)	(x)	(%)	(%)
Hewitt Associates Inc[1]	HEW	$23.97	6.9%	-10.8%	$2,662	$2,831	20.9%	1.0x	21.4x	11.5x	7.3x	17.8x	NA	17.4x	NA	4.6%
Watson Wyatt Worldwide[2]	WW	43.22	29.7	65.2	1,846	1,846	4.4	1.5	10.2	9.2	8.3	21.8	20.1	18.5	8.7	14.2%
National Financial Partners	NFP	39.05	-12.7	-6.2	1,544	1,544	11.2	1.5	10.7	10.4	8.2	14.9	15.0	12.4	21.3	13.8%
BISYS Group Inc.[2]	BSG	11.56	-11.1	-11.6	1,392	1,392	0.5	1.3	6.0	8.0	7.5	24.6	21.6	17.5	23.4	22.1%
CBIZ Inc.	CBZ	7.56	5.5	53.8	533	620	30.6	1.1	9.9	10.2	NA	23.6	21.6	19.4	11.4	10.6%
Crawford & Co.	CRD.B	7.12	-3.9	-4.2	358	375	30.5	0.4	7.4	7.6	NA	21.6	20.3	16.2	25.7	5.8%
CorVel Corp.[3]	CRVL	39.89	48.8	83.2	381	381	0.0	1.4	12.9	11.7	NA	38.4	29.8	26.7	11.6	11.1%
Cunningham Lindsey Inc.	LIN	2.65	-10.3	-21.8	60	140	51.7	0.3	5.6	3.9	3.1	9.5	9.5	4.4	114.3	6.0%
	Median		0.8%	-5.2%	$963	$1,006	16.0%	1.2x	10.1x	9.7x	7.5x	21.7x	20.3x	17.5x	21.3%	0.1%
	Minimum		-12.7%	-21.8%	$60	$140	0.0%	0.3x	5.6x	3.9x	3.1x	9.5x	9.5x	4.4x	8.7%	0.0%
	Maximum		48.8%	83.2%	$2,662	$2,831	51.7%	1.5x	21.4x	11.7x	8.3x	38.4x	29.8x	26.7x	114.3%	0.2%

Sources: SNL Datasource, FactSet, Boomberg and respective company SEC filings

1. *Historical and estimated financial statistics for fiscal year ended September 30.*
2. *Historical and estimated financial statistics for fiscal year ended June 30. 2006 projections represent projections for year ended June 30, 2007. 2007 projections represent FY2008*
3. *Historical and estimated financial statistics for fiscal year ended March 31. 2006 projections represent projections for year ended March 31, 2007. 2007 projections represent FY2008*

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Weighted Average Cost of Capital Analysis

(in millions, except per share amounts)

Company	Ticker	Stock Price	Shares Out	Equity Value	Debt	Net Debt/ Equity Value	Adjusted Levered Beta	Unlevered Beta
Hewitt Associates, Inc.	HEW	23.97	111.1	2,662	322	12.1%	0.76	0.73
Watson Wyatt Worldwide, Inc.	WW	43.22	42.7	1,846	30	1.6%	0.92	0.92
National Financial Partners Corp.	NFP	39.05	39.5	1,544	90	5.8%	1.34	1.32
BISYS Group, Inc.	BSG	11.56	120.4	1,392	5	0.4%	1.16	1.16
CBIZ Inc.	CBZ	7.56	70.6	533	100	18.7%	1.44	1.36
Crawford & Company	CRD.B	7.12	50.3	358	82	22.9%	1.66	1.55
CorVel Corporation	CRVL	39.89	9.6	381	0	0.0%	0.92	0.92
Cunningham Lindsey Inc.	LIN	2.65	22.6	60	80	NM	1.16	NA
Selected Companies Average						8.8%		1.14

Assumptions

Unlevered Beta	1.14	
Debt as a % of Equity Value	8.8%	
Levered Beta	1.20	
Market Premium [(1)]	7.1%	
Risk Free Rate	4.8%	(Average of 10 year Treasury Bond and 30 year Treasury Bond)
Equity Size Premium [(2)]	6.4%	
Pre-tax Cost of Debt	10.0%	
Assumed Marginal Corporate Tax Rate	34.0%	
Equity as a % of Total Capital	80.0%	
Net Debt as a % of Total Capital	20.0%	

Estimated OBS Cost of Equity — **K= RFR + (Levered Beta * Market Premium) + Equity Size Premium**
19.7%

Estimated OBS Cost of Debt — K= Pre-tax Cost of Debt * (1-Tax Rate)
6.6%

Estimated OBS WACC — **17.1%**

Source: SNL Financial and Bloomberg.
(1) Ibbotson Associates *Risk Premia Over Time Report: 2005* - long-horizon expected equity risk premium.
(2) Ibbotson Associates *Risk Premia Over Time Report: 2005* - Beta-adjusted size premium for companies with a market capitalization between $1 million and $265 million.

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